UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 20, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X            No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Thursday, May 20, 2004
(No.2004-05-13)

CARMANAH ANNOUNCES AMENDMENT TO VOLUNTARY POOLING AGREEMENT

Vancouver, British Columbia, Canada – Thursday, May 20, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) announces that it has amended the terms of a voluntary pooling agreement dated June 20, 2001 (the “Pooling Agreement”), which was entered into in conjunction with Carmanah’s reverse takeover in 2001.  Specifically, a total of 897,288 common shares originally scheduled for release on June 20, 2007 have been accelerated for release on June 21, 2004.

Carmanah Management Corp. (“CMC”), a company controlled by David Green, a director of Carmanah, will receive the shares released from the Pooling Agreement and has voluntarily agreed to transfer the majority of such shares to various members of Carmanah’s management as part of their compensation arrangements.  The board of directors of Carmanah has approved these transfers and the acceleration of the pooling restrictions, which will not result in further dilution to existing shareholders of Carmanah.  The release does not affect or accelerate common shares held by the other Carmanah shareholder who remains subject to voluntary pooling restrictions as at June 21, 2004 nor does it affect the remaining 2,691,855 common shares held by CMC which continue to be subject to the Pooling Agreement.

David Green, through CMC, continues to be Carmanah’s largest shareholder, beneficially owning 4,199,856 common shares.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and mining markets.  The company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

Carmanah Contact: Mr. Praveen Varshney, Director & CFO Carmanah Technologies Corp. Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Carmanah Investor Relations: Mr. Mark Komonoski, Director Carmanah Technologies Corp. Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 markk@avva.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in the Annual Report of Carmanah Technologies Corp. (“Carmanah”) for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           “Peeyush K. Varshney”

Date: May 20, 2004

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary